Exhibit 2

English translation

DATE

19 July 2019

DEVELOPMENT AGREEMENT

between

Merus N.V.

and

Genmab B.V.

and

Kadans Science Partner XIII B.V.

CONTENTS

1.	DEFINITIONS	3

2.	STARTING POINTS	3

3.	KEY OBLIGATIONS AND DURATION	4

4.	DESIGN PHASE	5

5.	ADDITIONAL COSTS / LESS COSTS	7

6.	DEFINITIVE DESIGN ALTERATIONS	7

7.	FIT-OUT PACKAGE	10

8.	PLANNING / GRANTING OF PERMITS	13

9.	IMPLEMENTATION PHASE	14

10.	COMPLETION PROCEDURE	15

11.	LATE COMPLETION / LONG STOP DATE	17

12.	TERMINATION RELATED TO BANKRUPTCY AND MORATORIUM	19

13.	ADVISERS	19

14.	INSURANCE	19

15.	VICARIOUS TAX LIABILITY / LIABILITY ON THE PART OF THE DEVELOPER	19

16.	SECURITY	20

17.	LEASES	20

18.	BREEAM	20

i

English translation

19.	CONSULTATION STRUCTURE	20

20.	COMPENSATION WITH CLIENT/DISCOUNT IN CONNECTION WITH LAND PRICE	22

21.	SURVIVAL	22

22.	DISPUTE SETTLEMENT RULES	22

23.	CONFIDENTIALITY	23

24.	CONDITION SUBSEQUENT	24

25.	EARLY TERMINATION	24

26.	NOTICES	24

27.	CONCLUDING PROVISIONS	25

(ii)

APPENDICES
Appendix 1	Definitions
Appendix 2	Guarantee Kadans Holding B.V.
Appendix 3	Surety undertaking OCM Luxembourg EPF IV Combined Investments S.à r.l.
Appendix 4	Planning

English translation

THE UNDERSIGNED:

(1)

Merus N.V., a public company with limited liability organised under Dutch law, having its registered office in Utrecht, the Netherlands, having its principal place of business in Utrecht, at Yalelaan 62, 3584 CM, registered in the commercial register of the Chamber of Commerce under number 30189136, hereinafter referred to as: ‘Merus’,

and

(2)

Genmab B.V., a private company with limited liability organised under Dutch law, having its registered office in Utrecht,, having its principal place of business in Utrecht, at Uppsalalaan 15, 3584 CT, registered in the commercial register of the Chamber of Commerce under number 30169902, hereinafter referred to as: ‘Genmab’,

Merus and Genmab are hereinafter jointly referred to as: ‘the Client’,

and

(3)

Kadans Science Partner XIII, a private company with limited liability organised under Dutch law, having its registered office in Haaren, the Netherlands, having its principal place of business in Haaren, at Rijksweg 5, 5076 PB, registered in the commercial register of the Chamber of Commerce under number 73038954, hereinafter referred to as: ‘the Developer’.

The Client and the Developer are hereinafter jointly referred to as ‘Parties’ and each individually as a ‘Party’.

WHEREAS

(A)	the Client intends to cause the development on the Plot of the Building named The Accelerator;

(B)

the Building will be a large, flexible multitenant business building which will accommodate various (commercial) businesses (including Merus and Genmab) for purposes including high-level (laboratory) research for the development of new medicinal products or activities that are related to the domains of University Utrecht and Utrecht Science Park;

(C)

the starting point for the development of the Building is that the quality of the Building is at least equal to the quality of the current Research & Development center of Genmab, as located at Uppsalalaan 15 in Utrecht;

(D)	on 2 April 2019, the Client and the Developer entered into the LOI in respect of the design, the development, the construction and the lease of (part of) the Building;

(E)	Utrecht University is the owner of the Plot. The Developer is of the intention to conclude a ground lease agreement with University Utrecht;

(2)

English translation

(F)

Parties have agreed that the Developer will develop and construct the Building on the Plot at its own expense and risk based on the provisions of this Development Agreement and, as from the date of Completion, will lease part of the Building to the Client based on the provisions of the Leases;

HAVE AGREED AS FOLLOWS

1.	DEFINITIONS

1.1.	The terms in this Development Agreement that start with a capital letter have the meanings as included in Appendix 1 (Definitions).

1.2.	The definitions of terms in the singular also contain the plural forms thereof and vice versa.

1.3.

The Appendices to this Development Agreement and the annexes forming part of these Appendices are an integral part of this Development Agreement. Any reference to this Development Agreement will also entail a reference to the Appendices and annexes referred to.

2.	STARTING POINTS

2.1.	The Starting Points that the Developer will observe during the design, the development and construction of the Building are:

(a)	sustainable:

the sustainability ambition of Parties is BREEAM Excellent;

(b)	basic documents:

the Basic Documents.

2.2.

Contrary to any other ranking arrangement, in the event of inconsistencies, ambiguities and / or deviations in / between the various documents belonging to the Basic Documents, the following rank (where the higher ranked document precedes the lower ranked document) will apply:

(1)	The agreement d.d. 19 July 2019, including the deviations from the SoR as agreed upon between the Parties.

(2)	SoR (with the Demarcation list as attachment);

(3)	SoR Merus;

(4)	Award letter 15 March 2019;

(5)	Replies Developer 1 March 2019;

(6)	Offer Developer + attachments 15 February 2019;

(7)	Conditions (Randvoorwaarden);

(3)

English translation

(8)	Traffic light list (Stoplichtlijst);

(9)	Deed Establishing Ground Lease Conditions.

3.	KEY OBLIGATIONS AND DURATION

3.1.	Key obligations on the part of the Developer

3.1.1.	The Developer must, subject to the conditions described in this Development Agreement:

(a)

complete within the Planning the complete construction of the Building (inter alia including the construction preparation, acquiring the permit, the execution and the Completion) in accordance with the prevailing zoning plan; and

(b)

effect the elaboration of the Basic Documents in the Preliminary Design and the elaboration of the Preliminary Design in the Definitive Design in accordance with Regulations and submit these documents for approval to the Client; and

(c)	in a timely manner ensure the acquisition of the permits, permissions, exemptions and decisions required for the construction of the Building; and

(d)	after timely assignment, ensure the integrated construction of the Building and the Merus Fit-Out Package and the Genmab Fit-Out Package; and

(e)	commence the construction of the Building on the Construction Start Date; and

(f)

(i) construct the Building in conformity with the Definitive Design, the Starting Points, the Irrevocable Environmental Permit and in accordance with Regulations and (ii) deliver the Building no later than on the Final Completion Date in conformity with Article 10; and

(g)	provide cooperation, or as the case may be refrain from activities, as referred to in Article 8.5; and

(h)	install the Merus Fit-Out Package and the Genmab Fit-Out Package in the Building, unless Merus and/or Genmab decide otherwise.

3.1.2.

All costs that the Developer incurs for the fulfilment of the obligations referred to in Article 3.1.1 will be at the Developer’s expense and all goods and services that the Developer must provide will be at the Developer’ risk, except insofar as this Development Agreement expressly determines otherwise. The costs as a result of amendments of the Regulations will be at the Developer’s expense, whereby the Developer will, with due regard to the other provisions of this Agreement, determine solutions and/or measures, in the course of which efforts will be made to minimise any costs ensuing therefrom and the Starting Points will not be affected.

(4)

English translation

3.2.	Key obligations on the part of the Client

3.2.1.	The Client must, subject to the conditions described in this Development Agreement:

(a)

insofar as required and can be expected from the Client in all reasonableness: provide cooperation to the efforts on the part of the Developer to acquire the permits. permissions, exemptions and decisions required by the Developer for the construction of the Building; and

(b)

give the assignment and cause the implementation, in a timely manner, of the design (including Genmab Fit-Out Package Contract Documents and Merus Fit-Out Package Contract Documents) and execution of the Merus Fit-Out Package and the Genmab Fit-Out Package, insofar as requested by Merus and/or Genmab; and

(c)	provide cooperation, or as the case may be refrain from activities, as referred to in Article 8.4; and

(d)	approve or reject the Preliminary Design and Definitive Design in a timely manner; and

(e)	provide cooperation to the Completion procedure as referred to in Article 10.

3.2.2.

All costs that the Client incurs for the fulfilment of the obligations referred to in Article 3.2.1 will be at the Client’s expense and all goods and services that the Client must provide will be at the Client’ risk, except insofar as this Development Agreement expressly determines otherwise.

3.3.	Duration

3.3.1.

This Development Agreement will come into effect on the date of the signing and will terminate on the date 28 (twenty eight) calendar days after the time when (i) the Client has approved the Completion of the Building as referred to in Article 10.6 and (ii) the Developer has remedied all the defects and shortcomings reported by the Client during the Completion procedure described in Article 10 and (iii) the Developer has fulfilled all its obligations under this Development Agreement, including its obligation under Article 20. The provisions of this Article will not affect the obligations on the part of the Developer (or the Developer’s successor(s) in title) under the Leases (including, but not limited to, the Developer’s obligations on the basis of the so-called maintenance enforcement provisions).

4.	DESIGN PHASE

4.1.	General

4.1.1.

All work executed during the Design Phase with regard to the Building will be at the Developer’s expense and risk, with the exception of the work in the context of the development of the Merus Fit-Out Package and/or the Genmab Fit-Out Package as described hereinafter in Article 7. During the

(5)

English translation

development of the Building, the Developer will have a managing and leading role and the Client will have a testing role only. The Developer will intensively involve the Client in the development process.

4.1.2.

The testing by the Client of the Design Documents produced on the instructions of the Developer in accordance with the provisions of Article 4 will not affect the responsibility of the Developer for the accuracy and completeness of these Design Documents and the obligations on the part of the Developer under this Development Agreement of sound and proper construction of the Building and no liability/responsibility will arise for the Client with regard to these Design Documents.

4.1.3.

The following subclauses of Article 4 describe how Parties will further elaborate the Basic Documents - with due regard to the other Starting Points - in a Preliminary Design, a Definitive Design and an Environmental Permit Application.

4.2.	From Basic Documents to Definitive Design and application environmental permit

4.2.1.

The Developer has elaborated the Basic Documents in a draft Preliminary Design with due regard to the Starting Points. The Developer has submitted the Preliminary Design (including the associated Phase Document) to the Client. The draft Preliminary Design contains deviations from the SoR. Parties are in consultation about these deviations and will endeavour to reach an agreement. With regard to approving the Preliminary Design, it is the case that the Client cannot withheld its approval of the Preliminary Design (including the associated Phase Document) if the Preliminary Design meets the Starting Points.

4.2.2.

Following the approval by the Client of the Preliminary Design, the Developer will elaborate the Preliminary Design in a Definitive Design. The Developer will submit the Definitive Design (including the associated Phase Document) to the Client by the deadline set out in the Planning. The Developer will inform the Client at least 5 working days in advance of the exact date on which the Definitive Design (including the associated Phase Document) will be submitted to the Client for approval. The Client will assess the Definitive Design (including the associated Phase Document) and will provide comments to the Developer in writing no later than within 15 working days after receipt of the Definitive Design (including the associated Phase Document). It is hereby the case that the Client cannot withheld its approval of the Definitive Design (including the associated Phase Document) if the Definitive Design meets the Starting Points.

4.2.3.

The Developer will elaborate the approved Definitive Design in the Environmental Permit Application. If and insofar as the Environmental Permit Application is at variance with the Definitive Design in any way whatsoever, the Developer will provide the Client with a summary of the relevant variations and submit such summary to the Client for approval ultimately by the deadline set out in the Planning. The Developer will inform the Client in writing at least 5 working days in advance of the exact date on which such summary will be submitted to the Client for approval. The Client will assess the summary and will provide comments in writing to the

(6)

English translation

Developer no later than within 15 working days after receipt of the summary.

4.2.4.

If the Client withholds its approval from the Preliminary Design, the Definitive Design, respectively the summary as referred to in Article 4.2.3, the Client will inform the Developer of this in writing, stating reasons. Thereupon the Developer will adjust the Preliminary Design and/or the Definitive Design and/or the Environmental Permit Application within 15 working days after receipt of the rejection, following which the procedure described above will be followed once again. Any points of dispute still remaining thereafter will be submitted to the Steering Group for adjudication. If the Steering Group also cannot reach agreement, there will be a dispute as referred to in Article 22.

4.2.5.	After the approval by the Client of the Definitive Design Parties can no longer make any alterations therein, with the exception of the provisions of Article 6.

5.	ADDITIONAL COSTS / LESS COSTS

5.1.

The additional costs related to the design, the development and the construction of the Building are at the Developer’s expense, solely unless (i) these additional costs are the result of alterations of the Preliminary Design and/or Definitive Design and (ii) these alterations are upon the explicit request from the Client. The additional costs as a result of these alterations will be recorded in accordance with the procedure described in Article 6.

5.2.

Any additional costs that are pursuant to Article 5.1 at the Client’s expense will be paid in full by the Client to the Developer in conformity with the provisions of Article 6. Such additional costs will be paid in full by the Client to the Developer during the progress of the work and will never give cause for adjustment of the rent agreed between Parties as set out in the Leases, unless Parties expressly agree otherwise in writing.

5.3.

Any less work as a result of changes at the request of the Client (such as referred to in Article 5.1) will be deducted by the Developer from the additional costs due by the Client, or – in absence thereof – will be credited within 15 working days from the date of Completion. Less work as referred to in this Article will never be a reason for adjustment of the agreed rent as laid down in the Lease Agreement, unless Parties expressly agree otherwise in writing.

6.	DEFINITIVE DESIGN ALTERATIONS

6.1.	Definitive Design alterations upon the request from the Client

6.1.1.

The Client has the right to ask the Developer to alter the Definitive Design and to have these alterations fully included at the Client’s expense during the construction of the Building. If alterations of the Definitive Design upon the request from the Client result in delay, or as the case may be additional costs, this will be at the Client’s expense and risk.

6.1.2.	The Developer will consider the Client’s requests to alter the Definitive Design, as referred to in Article 6.1.1, without adjustment of the arrangements made, if:

(7)

English translation

(a)	the proposed alteration has no negative consequences of a structural nature for the Building nor the quality (including among other things the architectural quality of the Building); and

(b)	the proposed alteration does not require any separate environmental permit and no alteration of the existing environmental permit; and

(c)	the proposed alteration will not lead to additional costs for the contractor of the Developer; and

(d)	the proposed alteration will not result in later completion than as provided for in the Planning and will lead to exceeding of the Final Completion Date..

6.1.3.

If one or more of the circumstances described in Article 6.1.2 arise, Parties will enter into consultation with each other and they will assess the manner in which the alteration of the Definitive Design required by the Client can be processed and which consequences this will have. It is thereby the case that the Developer cannot refuse any request for alteration of the Definitive Design, as referred to in Article 6.1.1 (even for the reasons as referred to in Article 6.1.2), if the Client undertakes to pay the reasonable costs of the delay, or as the case may be other reasonable costs.

6.1.4.

With regard to the requests for alteration of the Definitive Design, as referred to in Article 6.1.2 or Article 6.1.3, the Developer will, in consultation with the Client, draw up an invitation for the contractor of the Developer who will be requested to issue an offer on the basis of the aforesaid invitation. Thereupon the Developer will issue an offer to the Client before executing this alteration. The Developer will issue this offer on the basis of the following starting points and with statement of:

(a)	prices and conditions in line with the market;

(b)	specification of the price on the basis of a detailed estimate, including the underlying offer(s) of the advisers, architect, structural engineer and/or (sub)contractor(s) involved;

(c)

a list of the general building site costs (including planning and project management) insofar as these are demonstrably additional to the general building site costs already agreed in the original total costs of construction;

(d)

a fixed surcharge for all general expenses, profit and risk, CAR, third-party liability and warranty of 13.3% for the contractor of the Developer over the net direct construction costs related to the alteration of the Definitive Design;

(e)	a fixed coordination payment for the Developer of 5% over the total of the detailed estimate as referred to above in b, c and d;

(f)	the reasonable costs of delay or other reasonable additional costs (on case of a situation as described in Article 6.1.3.).

(8)

English translation

(g)	the payment term (in instalments pro rata the progress of the work);

(h)	the (consequences of the) guarantees (referred to in the Definitive Design);

(i)	any consequences for the Completion date; and

(j)	the final date on which the Client must inform the Developer in writing whether or not the Client accepts the offer.

6.1.5.	The Client will respond to an offer from the Developer as soon as reasonably possible but at the latest within 15 working days after receipt thereof.

6.1.6.	If the Client has not substantively responded within the period set out in Article 6.1.5 to the offer from the Developer, the Developer will in writing reject the alteration request.

6.2.	Definitive Design alterations upon the request from the Developer

6.2.1.	The Developer will be entitled, without prior approval but in consultation with the Client, to implement alterations in the Definitive Design, if:

(a)	the alteration does not result in any alteration of the Preliminary Design; and

(b)	the alteration is reasonably necessary or usual; and

(c)	the alteration does not affect the quality (including the architectural quality) of the Building; and

(d)	the alteration does not result in any deterioration of the sustainability or BREEAM score of the Building; and

(e)	the alteration will not have negative consequences of a structural nature; and

(f)	the alteration does not result in any increase of the (operating) costs, maintenance costs or repair costs of the Building; and

(g)	the alteration will not have consequences for the Planning and the Final Completion Date; and

(h)

the alteration will not result in any change of the number of square metres l.f.a., the number of square metres of business floor space and/or any deterioration of the l.f.a/business floor space ratio described in the Leases; and

(i)	the alteration will not have negative consequences for the Merus Fit-Out Package and/or the Genmab Fit-Out Package.

6.2.2.	The alterations of the Definitive Design that do not meet the conditions described in Article 6.2.1 require prior approval in writing from the Client.

(9)

English translation

The Client will, within 15 working days following a documented request in writing for approval, inform the Developer in writing of whether or not the Client approves the alteration of the Definitive Design. It is the case thereby that the Client can only reject an alteration of the Definitive Design with statement of reasons. The Client will be entitled to attach further conditions to an alteration of the Definitive Design that requires the Client’s approval. If the Client has not informed the Developer in writing with statement of reasons within 15 working days of whether or not the Client accepts the alteration of the Definitive Design, the approval will be deemed to have been given, provided that the Developer has reminded the Client 3 working days in advance of the still outstanding request for approval and the Client omits to send any response within the period in spite of this reminder.

6.2.3.

No claims can be derived by the Developer towards the Client from the approval by the Client as referred to in Article 6.2.2, other than that following the acquired approvals as referred to above, the Developer will be entitled to implement the alterations of the Definitive Design at the Developer’s own expense and risk.

6.3.	Miscellaneous

6.3.1.

For the completeness and the feasibility of the Definitive Design, following any alteration thereof and/or addition thereto, with due regard to the provisions of this Article 6, the responsibility will be entirely on the part of the Developer. The Developer cannot claim any payments from the Client related to materials and/or work that are necessary for the normal, proper and complete execution of the Definitive Design, following any alteration thereof and/or addition thereto, with due regard to the provisions of this Article 6, even if these materials/this work are not set out in the Definitive Design and in any alteration thereof and/or addition thereto.

6.3.2.

All implemented alterations of the Definitive Design will be recorded in writing in so-called alterations memorandums. The alterations memorandums will be consecutively numbered and a copy thereof will be sent by the Developer to the Steering Group members. Within 15 working days after approval of the alteration concerned of the Definitive Design and, the alterations memorandums will be signed by Parties.

7.	FIT-OUT PACKAGE

7.1.	General

7.1.1.

The starting point is that the Building will be transferred to the Client while including the Merus Fit-Out Package and the Genmab Fit-Out Package, with the Developer installing the Merus Fit-Out Package and the Genmab Fit-Out Package. This means that the Merus Fit-Out Package and the Genmab Fit-Out Package will form part of the Building to be transferred by the Developer.

Pursuant to Article 7.3.1 or 7.4.1, Merus and/or Genmab may decide to give the assignment for the foregoing to one or more third parties rather than to the Developer.

(10)

English translation

7.1.2.	The Merus Fit-Out Package and the Genmab Fit-Out Package will not form part of the Merus Leased Space respectively the Genmab Leased Space.

7.2.	Installation of the Merus Fit-Out Package and/or the Genmab Fit-Out Package by the Developer

7.2.1.

In accordance with the Planning, the Developer will, in consultation with Merus, to the extent relating to the Merus Fit-Out Package, and Genmab, to the extent relating to the Genmab Fit-Out Package, draw up an invitation for the contractor of the Developer who will be requested to issue an offer on the basis of the aforesaid invitation. Subsequently, the Developer will issue an offer to Merus, to the extent relating to the Merus Fit-Out Package, and to Genmab, to the extent relating to the Genmab Fit-Out Package. The Developer will issue this offer on the basis of the following starting points and with statement of:

(a)	prices and conditions in line with the market;

(b)	specification of the price on the basis of a detailed estimate, including the underlying offer(s) of the advisers, architect, structural engineer and/or (sub)contractor(s) involved;

(c)

a list of the general building site costs (including planning and project management) insofar as these are demonstrably additional to the general building site costs already agreed in the original total costs of construction;

(d)

a fixed surcharge for all general expenses, profit and risk, CAR, third-party liability and warranty of 13.3% for the contractor to be appointed by the Developer over the net direct construction costs related to the (parts concerned of the) Merus Fit-Out Package or Genmab Fit-Out Package, as the case may be;

(e)	a fixed coordination payment for the Developer of 5% over the total of the detailed estimate as referred to above in b, c and d;

(f)	planning of the work related to the (parts concerned of the) Merus Fit-Out Package or the Genmab Fit-Out Package, as the case may be;

(g)	any consequences for the Planning related to the construction of the Building;

(h)	any consequences for the Final Completion date;

(i)	the payment term (in instalments pro rata the progress of the work); and

(j)	the final date on which the Client must inform the Developer in writing whether or not the Client accepts the offer.

7.2.2.	Only if Merus and/or Genmab timely accept the offer from the Developer as

(11)

English translation

described in Article 7.2.1 on the basis of the Planning, will the Developer be obliged to construct the Merus Fit-Out Package and/or the Genmab Fit-Out Package in accordance with the Merus Fit-Out Package Contract Documents and/or the Genmab Fit-Out Package Contract Documents and the aforesaid offer and the Planning.

7.3.	Installation of the Merus Fit-Out Package by third parties

7.3.1.

If, for reasons of its own, Merus does not accept the Developer’s offer as described in Article 7.2, Merus will be entitled to cause third parties to install the Merus Fit-Out Package as of the date of Completion (as referred to in Article 10).

7.3.2.

Merus will during the design process of the Merus Fit-Out Package Contract Documents and the design documents related thereto (such as the preliminary design and the definitive design related to the Merus Fit-Out Package) observe the following parameters:

(a)

the Merus Fit-Out Package Contract Documents and the design documents related thereto will be submitted for verification to the Developer no later than on the dates related thereto and described in the Planning. The verification exclusively concerns an assessment of whether the Merus Fit-Out Package Contract Documents are in keeping with the Definitive Design; and

(b)

during the design and the development of the Merus Fit-Out Package, Merus will have a managing and leading role and the Developer will have a testing duty. In spite of this testing duty the Developer will not have any (design) responsibility for the Merus Fit-Out Package.

7.3.3.	The Developer will assess the Merus Fit-Out Package Contract Documents, or as the case may be the design documents related thereto, no later than within 10 working days after receipt thereof.

7.3.4.

If the Developer has verified the Merus Fit-Out Package Contract Documents, or the design documents related thereto, the Developer will inform Merus of this in writing within the period set out in Article 7.3.3. If the Developer is of the opinion that (parts of) the Merus Fit-Out Package Contract Documents, or the design documents related thereto, do not correspond with the parameters described in Article 7.3.2, the Developer will inform Merus of this in writing with a proper statement of reasons (including proposed adjustments), within the period set out in Article 7.3.3.

7.3.5.

After Merus has adjusted the Merus Fit-Out Package Contract Documents, or the design documents related thereto, in accordance with the adjustments proposed by the Developer in conformity with Article 7.3.4, Merus will accordingly adjust the document concerned within 15 working days, following which the verification procedure described in Articles 7.3.3 and 7.3.4 will be followed once again for the adjustments.

7.4.	Installation of the Genmab Fit-Out Package by third parties

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English translation

7.4.1.

If, for reasons of its own, Genmab does not accept the Developer’s offer as described in Article 7.2, Genmab will be entitled to cause third parties to install the Genmab Fit-Out Package as of the date of Completion (as referred to in Article 10).

7.4.2.

Genmab will during the design process of the Genmab Fit-Out Package Contract Documents and the design documents related thereto (such as the preliminary design and the definitive design related to the Genmab Fit-Out Package) observe the following parameters:

(c)

the Genmab Fit-Out Package Contract Documents and the design documents related thereto will be submitted for verification to the Developer no later than on the dates related thereto and described in the Planning. The verification exclusively concerns an assessment of whether the Genmab Fit-Out Package Contract Documents are in keeping with the Definitive Design; and

(d)

during the design and the development of the Genmab Fit-Out Package, Genmab will have a managing and leading role and the Developer will have a testing duty. In spite of this testing duty the Developer will not have any (design) responsibility for the Genmab Fit-Out Package.

7.4.3.	The Developer will assess the Genmab Fit-Out Package Contract Documents, or as the case may be the design documents related thereto, no later than within 10 working days after receipt thereof.

7.4.4.

If the Developer has verified the Genmab Fit-Out Package Contract Documents, or the design documents related thereto, the Developer will inform Genmab of this in writing within the period set out in Article 7.4.3. If the Developer is of the opinion that (parts of) the Genmab Fit-Out Package Contract Documents, or the design documents related thereto, do not correspond with the parameters described in Article 7.3.2, the Developer will inform Genmab of this in writing with a proper statement of reasons (including proposed adjustments), within the period set out in Article 7.4.3.

7.4.5.

After Genmab has adjusted the Genmab Fit-Out Package Contract Documents, or the design documents related thereto, in accordance with the adjustments proposed by the Developer in conformity with Article 7.4.4, Genmab will accordingly adjust the document concerned within 15 working days, following which the verification procedure described in Articles 7.4.3 and 7.4.4 will be followed once again for the adjustments.

8.	PLANNING / GRANTING OF PERMITS

8.1.

This Development Agreement will be performed in conformity with the Planning. The Planning will be binding for Parties and can only be altered by a unanimous decision of the Steering Group. If the Steering Group decides to alter the Planning, the altered planning will replace the current Planning.

8.2.	The Planning contains various milestones and decision moments that are critical to achieve the Completion in conformity with the Planning. Parties undertake towards each other to

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English translation

make the utmost endeavours to execute the activities to be executed by them in the context of the present project in accordance with this Planning. If any of the Parties notices that any of the other Parties does not take one or more of the steps referred to in the Planning and/or decisions in a timely manner, this Party will, without prejudice to this Party’s rights ensuing from the Development Agreement, promptly put this on the agenda in the consultation with the Steering Group. Thereupon in the consultation of the Steering Group the measures will be discussed that must be taken by and on the expense of the Party in default to catch up on the arisen delay, so that the milestones referred to in the Planning will (still) be achieved.

8.3.

The Developer will be responsible for and will bear the risk for acquiring in a timely manner all the permits required for the development and construction of the Building (including the Irrevocable Environmental Permit), permissions, exemptions, discharges and decisions and for the maintaining thereof (also in the context of appeal and/or objection and including any permissions required from Utrecht University). The Developer undertakes towards the Client to conduct in a timely manner (preliminary) consultation for this purpose with the competent authorities, as well as to execute all other activities that can be important for this and lies within its possibilities. All accompanying costs will be at the Developer’s expense.

8.4.

Insofar as this can reasonably be expected of the Client, in the Client’s capacity as the future lessee, the Client will be obliged towards the Developer to, upon the request from the Developer, cooperate in acquiring the permits, approvals, exemptions and suchlike referred to in Article 8.3 and to refrain from activities that could reasonably prevent acquiring the aforesaid permits, approvals, exemptions and suchlike.

8.5.

Merus and Genmab will each be responsible for acquiring in a timely manner, and at their own expense and risk, all possibly required irrevocable permits, exemptions, discharges, approvals, discharges and decisions related to the operation of their enterprises and business activities in the Building. The Developer will, upon the request from Merus and/or Genmab, to the extent that it can reasonably be expected of it, cooperate in acquiring the permits, approvals, exemptions and suchlike referred to in this Article and refrain from activities that could reasonably prevent the acquisition of the aforesaid permits, approvals or exemptions.

9.	IMPLEMENTATION PHASE

9.1.	Start of the Construction

9.1.1.	The Developer will commence the construction of the Building on the Construction Start Date, subject to the condition that at that time:

(a)	the Definitive Design has been approved by the Client in accordance with Article 4 of this Development Agreement;

(b)	an Irrevocable Environmental Permit has been granted for the construction of the Building.

9.1.2.

If by 14 February 2020 not all the conditions of Article 9.1.1 have been satisfied and the Developer can demonstrate that the delay has not been caused by circumstances attributable to the Developer, all dates in the Planning (including the Final Completion Date under the condition that the provision in Article 11.1, last paragraph, is met) will be postponed by the period of the delay sustained, provided that (only) the Developer will be entitled to:

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(a)	let the condition referred to in Article 9.1.1.b lapse if, although there is no Irrevocable Environmental Permit, there is indeed a usable environmental permit with regard to the Building; and/or

(b)

the condition referred to in Article 9.1.1.a is to be lapsed at the discretion of the Developer, but in consultation with the Client, if there is indeed an approved Preliminary Design, but there are no approved Definitive Design yet.

9.2.

The Developer will construct the Building in accordance with the Starting Points, the Definitive Design, the alterations agreed in conformity with Article 6, the Irrevocable Environmental Permit, the Planning and in accordance with Regulations. With the exception of Force Majeure, the Developer will be obliged to regularly continue the construction without interruption and in conformity with the Planning.

9.3.

The Developer will give the Project Group members access to all reasonably relevant information and the Developer will draw the attention of the Project Group to all reasonably relevant facts and information related to the construction of the Building which the Developer is aware of.

9.4.	Access to the building site and construction meetings

9.4.1.

The Client and/or the experts designated by the Client are authorised, after reasonable prior information notice, to inspect (let inspect) the work related to the Building, with due regard to the safety regulations at the building site and to participate in the construction meetings.

9.4.2.

The exercise of the authority to inspect by or on behalf of the Client on the basis of Article 9.4.1 and the information that the Client, or the Client’s representative(s)/expert, has available in this context, will not affect the responsibility and liability on the part of the Developer for the Definitive Design, the implementation thereof and for all other aspects related to the construction of the Building. The Client will as soon as possible report to the Project Group any relevant information that comes to the Client’s knowledge as a result of the aforesaid inspection(s).

10.	COMPLETION PROCEDURE

10.1.	The Building will be delivered by the Developer to the Client in such a condition that:

(a)

the Building will be entirely ready for occupation under a lease in accordance with the Starting Points, the Definitive Design, the alterations agreed in conformity with Article 6, Regulations and - if applicable - the Merus Fit-Out Package and/or the Genmab Fit-Out Package that has been assigned to the Developer by Merus and/or Genmab, in conformity with Article 7.2.2, or the Merus Fit-Out Package and/or the Genmab Fit-Out Package that is executed in coordination with the Developer as referred to in Articles 7.3 and/or 7.4, and all other works forming part of the Building as described in the Leases, with the exception of defects (on completion) within the meaning of §9 of the Uniform Administrative Conditions for the Execution of Works 2012; and

(b)	the Building will function fully and normally, with the exception of defects (on

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completion) within the meaning of §9 of the Uniform Administrative Conditions for the Execution of Works 2012; and

(c)	all technical installations of the Building as set out in the Definitive Design and accompanying drawings or the part concerned thereof will be arranged insofar as possible; and

(d)	insofar as the technical installations referred to above cannot yet be arranged then as soon as these can be arranged, will be arranged immediately at the Developer’s expense; and

(e)	the WKO will function properly in conformity with the performance requirements with regard to the indoor climate as included in chapter 7 of the SoR and will be connected to the Building; and

(f)

on the Completion date the Building will be properly connected to all utilities (including, but not limited to, sewerage, gas, water and electricity). The Developer will make every effort to ensure that on the Completion date, and at least as soon as possible, the public area will be constructed and properly accessible (including, but not limited to, pavements, street paving and green areas); and

(g)

on the Completion date the Building will meet and will be in accordance with the requirements and regulations set out on account of authorities and/or public utility companies at the time of the Environmental Permit Application, respectively the permits applicable or required with regard to this, including the Irrevocable Environmental Permit.

10.2.	The Completion will take place on the date as included in the Planning, whether or not further adjusted by Parties pursuant to Article 9.1.2.

10.3.	Parties have agreed the following procedure with regard to the final recording of the actual Completion date of the Building in accordance with Article 10.1:

(a)

no later than 6 months prior to the Completion date forecast in the Planning, the Developer will inform the Client in writing of the exact period of four weeks within which the Completion will take place; and

(b)	no later than 2 months prior to the period determined above under a, the Developer will inform the Client in writing of the exact date on which the Completion will take place.

10.4.

The Completion will take place in conformity with the provisions of §9 and 10 subclauses 1 and 2 of the Uniform Administrative Conditions for the Execution of Works 2012, always provided that for “the contractor”: Developer, and for “the client” and/or “management”: Client must be read.

The Completion of the Merus Fit-out Package and the Genmab Fit-Out Package will take place in accordance with provisions of §9 and §10 paragraphs 1 and 2 of the UAV 012, on the understanding that for ‘‘the contractor’’: Developer, and for ‘‘the client’’ and / or ‘‘the management’’: Merus respectively Genmab should be read.

10.5.	The Client will decide whether or not to provide approval, as referred to in §9 of the Uniform

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Administrative Conditions for the Execution of Works 2012, by means of signing to confirm agreement of the completion report to be drawn up by the Developer and the Client, which will be attached as an appendix to the Leases. Possible delivery defects to the Not Leased Spaces that can reasonably considered not affecting (1) the starting points for the Completion as described in Article 10.1 and (2) the safe use of the Merus Leased Space and the Genmab Leased Space in accordance with the Lease Agreements, can be no reason for refusal of Completion. No later than 2 months following the Completion, the Developer must:

(a)	remedy all the defects as listed in the completion report;

(b)	provide the Client with all the warranty certificates, including those ensuing from the Design Documents;

(c)	provide the Client with all the as-built drawings, guides, manuals and operating instructions; and

(d)	provide the Client with all the certificates, statements and reports from network operators and public authorities.

The aforementioned period of 2 months does not apply to what is stated under (a), in case delivery times of the necessary building materials and / or supplies and / or subcontractors to be engaged are longer, in which case the 2 months’ period will be extended by the required extra time, it hereby the case the Developer will make every effort to remedy the defects as referred to under sub (a) as soon as possible.

10.6.

The day on which the Client has approved the completion report expressly and in writing, or is deemed to have approved it pursuant to §9 and 10 of the Uniform Administrative Conditions for the Execution of Works 2012, will apply as the day on which the Completion has taken place.

10.7.

For the avoidance of misunderstandings: the Uniform Administrative Conditions for the Execution of Works 2012 do not apply any further than with regard to the (sub)paragraphs referred to in this Article 10.

11.	LATE COMPLETION / LONG STOP DATE

11.1.

The Developer will be obliged to deliver the Building to the Client no later than on the Final Completion Date in conformity with Article 10. If, with the exception of Force Majeure, the Building has not yet been delivered to the Client no later than on the Final Completion Date in conformity with Article 10, the Developer will incur by operation of law towards the Client an immediately due and payable financial penalty of € 50,000 in a lump sum, plus € 2,500 per calendar day for each day during which the delay continues, where each commenced day will apply as a full day. The right to payment of a financial penalty described above will not affect other rights and/or claims of the Client (including the right to performance and the right to compensation in full insofar as the damage suffered exceeds the financial penalty incurred).

The Planning assumes that obtaining the Irrevocable Environmental Permit takes a maximum of 14 weeks after the submission of the Application for the Environmental Permit.

Only if:

(a)	the Developer has submitted a complete Application for the Environmental Permit

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to the competent authority no later than 28 October 2019; and

(b)	the Irrevocable Environmental Permit has not been obtained by 14 February 2020 because third parties (not being affiliates of the Developer) have lodged an objection and/or appeal.

the Final Completion Date will be postponed with a period equal to the accrued delay caused by the circumstance under (2), being the number of calendar days calculated from 14 February 2020 until the date on which the Irrevocable Environmental Permit has been obtained.

11.2.	If the Building is not yet transferred to the Client on the Long Stop Date in conformity with Article 10, the Client:

(c)

will have the right towards the Developer to compensation of costs and damage (insofar as the damage exceeds the penalty incurred as referred to in Article 11.1), which has arisen as a result of the Building being unavailable on the Long Stop Date, unless: (i) the delay is the result of circumstances that can be attributed to the Client (Merus and/or Genmab) and/or (ii) the Developer can rely on Force Majeure; and

(d)

will have the right to terminate this Development Agreement with immediate effect by written notice alone to the Developer, unless being unable to deliver the Building on the Long Stop Date is the result of circumstances that can be attributed to the Client (Merus and/or Genmab), in which case the date from which the Client has the present right of termination will be deferred by the period of the delay caused by the Client (Merus and/or Genmab).

The right to compensation of costs and damage and termination described above will not affect other rights and/or claims of the Client.

11.3.

The Developer will not have the right towards the Client to compensation of any damage and/or costs resulting from the delay in the Completion of the Building and/or the termination of this Development Agreement, as referred to in Article 11.2.

12.	TERMINATION RELATED TO BANKRUPTCY AND MORATORIUM

12.1.

A Party has the right to terminate this Development Agreement by means of a registered letter, without the requirement of notice of default or judicial intervention, if (i) moratorium is granted to any of the other Parties and the administrator does not within 10 working days demonstrate to the satisfaction of the Party that has the right to proceed with termination that this Development Agreement can be properly performed, or as the case may be (ii) any of the other Parties is put into liquidation.

12.2.

If a Party exercises the right given to it in Article 12.1, this Party will not be obliged to pay any compensation of costs and/or damage, without prejudice to the liability for compensation on the part of the relevant Party.

13.	ADVISERS

13.1.

The Developer will, at the Developer’s expense and risk, engage (inter alia) an architect, structural engineer, building physics consultant, BREEAM & installations consultant and a project manager with regard to the preparation, the design and the construction of the

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Building. The Developer will in this context exclusively contract with parties with sufficient relevant experience and with a good reputation.

14.	INSURANCE

14.1.	The Developer will be responsible for ensuring adequate CAR Insurance for the purpose of the Building during the execution of the construction of the Building.

14.2.

All damage that is not covered by the CAR Insurance or any other insurance as well as the amount of the deductible which is not borne by the insurer under the policy/policies conditions will be at the Developer’s expense and risk.

14.3.	The Developer must submit a copy of the CAR Insurance and the evidence of payment of the insurance premiums to the Client prior to the Construction Start Date.

15.	VICARIOUS TAX LIABILITY / LIABILITY ON THE PART OF THE DEVELOPER

15.1.

Parties assume that the Vicarious Tax Liability Scheme does not apply to their relationship pursuant to this Development Agreement, also given the fact that the Client is not a self-employed contractor (‘eigenbouwer’, within the meaning of Article 35(3)(b) of the Dutch Collection of State Taxes Act (Invorderingswet) 1990. If this might appear to be otherwise, the Developer will indemnify the Client against (i) every claim of any competent authority related thereto (also including (administrative) financial penalties and other sanctions); (ii) all costs (including inter alia, but not exclusively limited to, legal assistance), inter alia under the Foreign Nationals (Employment) Act and the Labour Market Fraud (Bogus Schemes) Act, and (iii) all taxes, including reverse-charge turnover tax on the basis of Article 12 of the Turnover Tax Act 1968, subject to the obligation on the part of the Client to inform the Developer of this after notification of such claims.

15.2.

The Developer acknowledges that in the relationship with (sub)contractors and suchlike the Developer will be regarded as the main contractor within the meaning of the Vicarious Tax Liability Scheme. The Developer undertakes vis-à-vis the competent tax authorities to perform all its obligations under applicable tax and social security legislation, including but not limited to filing correct and complete tax returns and full and punctual payment of the taxes and social security contributions due in respect of the persons performing work in respect of the full construction of the Building.

15.3.

The Developer undertakes to withhold from all invoices to be paid to the (sub)contractor(s) an amount equal to the payroll tax, social security contributions and to ensure that all the requirements laid down in the Vicarious Tax Liability Scheme are met.

15.4.

The Developer undertakes to, if necessary, impose or let impose all obligations ensuing from any form of vicarious tax liability on (sub)contractors and on all parties with whom the Developer contracts in the context of the present project.

15.5.	The Developer indemnifies the Client against:

(A)

claims by third parties including competent authorities related to the circumstance that the Plot does not meet the requirements under Regulations, including environmental regulations, as a result of a shortcoming in the fulfilment of the obligations on the part of the Developer under this Development Agreement; and

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(B)	all disadvantageous consequences of non-compliance by the Developer with the Regulations concerning working conditions and safety at work and in particular the Foreign Nationals (Employment) Act.

16.	SECURITY

16.1.

Within seven calendar days following signing of this Development Agreement, the Developer will provide a guarantee by Kadans Holding B.V. for the benefit of the Client as per the sample attached hereto as Appendix 2.

16.2.

In addition to the guarantee as described in Article 16.1, the Developer has provided a surety undertaking by OCM Luxembourg EPF IV Combined Investments S.à r.l. for the benefit of the Client (Appendix 3).

17.	LEASES

17.1.

On the date of signing of this Development Agreement, the Developer and Merus will sign the Merus Lease and the Developer and Genmab will sign the Genmab Lease. The signing of this Development Agreement must be regarded as to have taken place subject to the suspensive condition of the legally valid signing of the Leases.

17.2.

The Leases and this Development Agreement are inextricably linked until the time of Completion. If this Development Agreement is terminated and/or annulled prior to the time of Completion, the Leases will be simultaneously end by operation of law.

18.	BREEAM

18.1.

Parties are aware that the required sustainability ambition will only be feasible if each of the Parties provides its contribution to this during the preparation and the construction of the Building and the Merus Fit-Out Package and/or the Genmab Fit-Out Package, as well as during the operation thereof.

18.2.	The Developer will fulfil a coordinating role with regard to the sustainability classification agreed by Parties, being BREEAM Excellent.

18.3.

The Developer will, as soon as possible, but in any event within 1 month of Completion, provide a statement from the BREEAM-NL Assessor to the Client from which it follows that all requirements for the agreed BREEAM certification have been met and that the documents have been submitted to the Dutch Green Building Council for verification. Developer is required to provide the BREEAM certificate no later than 9 months after Completion to the Client.

19.	CONSULTATION STRUCTURE

19.1.

Without prejudice to the provisions of the Development Agreement with regard to the responsibilities of Parties, Parties acknowledge the importance of mutual continuous involvement and exchange of information.

19.2.

During the performance of the Development Agreement Parties will cooperate in the form of a project organisation and will in this context aim for permanent discussion partners. The project organisation consists of the Steering Group and the Project Group.

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19.3.

The duty of the Steering Group is to provide supervision in a general sense of the performance of the Development Agreement and to adjudicate as much as possible any differences of opinion between the Project Group members. In addition, the Design Documents will be recorded by the Steering Group.

19.4.	The Steering Group is composed as follows:

-	On behalf of the Developer: Chiel van Dijen and Michel Leemhuis, or his/her deputies;

-	On behalf of the Client: Jan van de Winkel (CEO Genmab), Martine van Vugt (Chief of Staff Genmab), Ton Logtenberg (CEO Merus) and Mirjam Bollema (VP of HR Merus), or their deputies.

19.5.	The Steering Group members can request that third parties will be present as advisers during (parts) of the meetings of the Steering Group.

19.6.

During the Design Phase the Steering Group will meet at least once every 4 weeks and during the Implementation Phase at least once every 8 weeks and furthermore upon the request from one of the members of the Steering Group. The Developer or someone on behalf of the Developer will draw up a report of each meeting of the Steering Group, which report will be sent at least 5 working days in advance of the next meeting of the Steering Group in draft form to the Client and will be adopted and signed by Parties in the next meeting of the Steering Group.

19.7.

The duty of the Project Group is to supervise and optimise the development, construction and completion of the Building at an operational level, to safeguard the entire progress and quality and to consult with each other, to inform each other and to advise each other regarding all matters that are important for the performance of the Development Agreement, as well as to report to and advise the Steering Group and to submit any differences of opinion to the Steering Group for adjudication. In addition, the Project Group will discuss the Design Documents and elaborate these, with due regard to each other’s duty and responsibility, in such a manner that the Design Documents can be recorded by the Steering Group.

19.8.	The Project Group is composed as follows:

-	On behalf of the Developer: Joost van de Rakt and Hennie Nijholder, or their deputies;

-	On behalf of the Client: Edwin Herpst and Jerrel Termeer, or their deputies.

19.9.

The Project Group can be assisted by other internal and external experts on an ad hoc basis, as will be deemed useful from meeting to meeting. Parties have provided the Project Group members with a sufficient mandate to be able to adequately perform their duty as a member of the Project Group, always provided that the Project Group members are not authorised to take decisions that bind Parties, with the exception of decisions at an operational level that fall within the terms of reference of the Project Group.

19.10.

During the Design Phase the Project Group will meet at least once every 2 weeks and during the Implementation Phase at least once every 4 weeks and furthermore upon the request from one of the Project Group members. The Developer will draw up a report of each meeting of the Project Group, which report will be sent in draft form to the Client at least 7 days prior to the next meeting and will be adopted and signed by Parties in the next meeting of the Project Group.

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20.	COMPENSATION WITH CLIENT/DISCOUNT IN CONNECTION WITH LAND PRICE

20.1.

If, within a period of five years following Completion of the Building, the Developer should decide to sell and transfer the Building, either by way of an assets/liabilities transaction or by way of a share transaction, Merus and Genmab will each be entitled to a rent-free period of 12 months or the cash equivalent thereof. The Developer will not be required to pay the aforementioned compensation if the Building is transferred to another entity within the Developer’s group (of which Kadans Holding B.V. is the parent).

20.2.	The compensation scheme as described in Article 20.1 will also be included in the Merus Lease and the Genmab Lease.

20.3.

In addition, Parties have agreed that any discount on the land price, to be agreed with Utrecht University, will be passed on by way of a discount on the agreed rent. Such discount will be worked out in further detail in the Merus Lease and the Genmab Lease.

21.	SURVIVAL

21.1.	The provisions of this Development Agreement that by their nature purport to survive termination of this Development Agreement will remain valid after termination of this Development Agreement.

22.	DISPUTE SETTLEMENT RULES

22.1.	Disputes under this Development Agreementwill be adjudicated by means of a binding decision to be given by one of the jurist members of the Arbitration board for the building industry).

22.2.

As soon as one of the Parties believes that there is a dispute, this Party will inform the other Parties about this in writing. Parties will within 10 working days after this written notification jointly appoint a (new) third party charged with giving a binding decision as referred to in Article 22.1. Parties can also jointly decide to replace the third party charged with giving a binding decision as referred to in this Article, in which case Parties will within 10 working days after that decision appoint a (new) third party charged with giving a binding decision.

22.3.

If the third party charged with giving a binding decision is not appointed within the periods set out in in Article 22.2, the third party charged with giving a binding decision will be appointed, upon the request from one of the Parties, by the chairman of the Arbitration board of the building industry.

22.4.

The rules of procedure will be determined by the third party charged with giving a binding decision, always provided that the third party charged with giving a binding decision and Parties will be bound by the following provisions. Only one statement can be submitted per Party. The statement of claim must be submitted no later than 10 working days after the appointment of the third party charged with giving a binding decision, and the statement of defence must be submitted no later than 10 working days after the statement of claim has been submitted. An oral hearing will be held as soon as possible after the statement of defence has been submitted, following which the third party charged with giving a binding decision will make a decision as soon as possible.

22.5.	The decision of the third party charged with giving a binding decision is a binding decision

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and will be binding (a conclusion provided by a third party as referred to in Article 900(2) of Book 7 of the Civil Code), unless a Party has made it apparent to the other Party, within 4 (four) weeks after the date of the decision, not to be able to agree to the decision and has made the dispute related thereto pending before the civil court within this period.

If a Party makes the dispute pending before the civil court, Parties must comply with the decision of the third party charged with giving a binding decision until the civil court has pronounced a judgment derogating therefrom. In such case the competent judge of the District Court for the Central Netherlands, Utrecht location, will have exclusive jurisdiction to hear any disputes relating to such dispute, without prejudice to the right to appeal and appeal in cassation.

22.6.

The dispute settlement system included in this Article is without prejudice to the right of the Parties to submit a dispute to the preliminary relief judge of the Amsterdam District Court, in case of urgent matters.

23.	CONFIDENTIALITY

23.1.

With the exception of the provisions of Article 23.2, each Party will treat all information concerning this Development Agreement, or matters related thereto, including the negotiations that have resulted in this Development Agreement, with strict confidentiality and will not disclose this to third parties.

23.2.	The provisions of this Article will not apply if and insofar as:

(a)	disclosure is required by Regulations or by the court;

(b)	disclosure is required by a stock exchange, supervisory authority, or public authority;

(c)	disclosure is required for audits purposes;

(d)	disclosure is necessary for the enforcement in legal proceedings of rights under this Development Agreement;

(e)	the other Parties have provided permission in writing for disclosure;

(f)	the information has been disclosed without this being attributable to the group of the Party involved;

(g)	disclosure is necessary to obtain advice from a professional adviser;

(h)	disclosure is necessary within the group of the Party involved.

In the event of disclosure of information pursuant to Article 23.2 under (a) or (b), the disclosing Party will consult with the other Parties related to the contents, form and timing of the intended disclosure.

23.3.

Each of the Parties will ensure that their shareholder(s), subsidiary companies, associated companies, directors and other employees will be bound by the restrictions in Article 23.1 and will comply therewith.

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23.4.	The provisions as set forth in this Article 23 will apply for an indefinite period of time.

24.	CONDITION SUBSEQUENT

24.1.	This Development Agreement is entered into subject to the following condition subsequent:

(a)	the Developer has not by 1 October 2019 at the latest signed a ground lease agreement with regard to the Plot with the University Utrecht.

Each Party has the right to invoke the condition subsequent, provided that the Developer cannot invoke the condition subsequent in case the Developer has acted unreasonably during the negotiations with the University Utrecht with regard to the ground lease agreement and this has resulted in the not timely signing of such ground lease agreement.

A condition subsequent must be invoked by registered letter and not later than within 15 working days after the date as mentioned under (a). In the event a condition subsequent is invoked by one of the Parties, each Party will bear its own costs and damage and will not be entitled to compensation for whatever reason.

25.	EARLY TERMINATION

25.1.

If the Irrevocable Environmental Permit is not available on 14 February 2020, the Parties will consult with each other about the underlying cause(s), whether Parties will still be able to obtain the Irrevocable Environmental Permit within a couple of weeks and whether Parties are prepared to extend the date as referred to in Article 25.2 by mutual agreement.

25.2.

If the Irrevocable Environmental Permit is not available on 13 May 2020, or on a later date as agreed between Parties, the Client is entitled to terminate this Development Agreement with immediate effect by means of a written termination notice to the Developer.

If the Irrevocable Environmental Permit is not available on 13 May 2021, the Developer is entitled to terminate this Development Agreement with immediate effect by means of a written termination notice to the Client, unless the not obtaining of the Irrevocable Environmental Permit is the result of circumstances that are attributable to the Developer.

25.3.

Through a termination as referred to in Article 25.2, the Lease Agreement will also terminate pursuant to Article 17.2. Parties will bear their own costs and damage to the extent that they result from this termination and Parties will not be liable to each other, for whatever reason.

26.	NOTICES

26.1.

Any and all notices, consents, waivers and other communications pursuant to this Development Agreement must be given in writing in the Dutch language, and may only be hand delivered or sent by registered post, by courier or by email to the addresses stated in Article 26.3 (or to such other addresses as may be communicated by a Party to the other Party or Parties from time to time).

26.2.	Any notice will have effect upon receipt but in any event not later than:

(a)	if sent by courier, actual delivery against submission of proper acknowledgment of receipt; and

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(b)	if sent by registered post as well as by email, 2 (two) working days following despatch.

26.3.	Any notices pursuant to this Development Agreement will be sent to the following addresses of Parties:

To: Developer

Address: Rijksweg 5 in (5076 PB) Haaren
Email: c.dijen@kadans.com
For the attention of: Chiel van Dijen

To: Genmab

Address: Uppsalalaan 15 in (3584 CT) Utrecht
Email: vib@genmab.com
For the attention of Victor Brenninkmeijer

To: Merus

Address: Yalelaan 62 in (3584 CM) Utrecht
Email: p.silverman@merus.nl en legal@merus.nl
For the attention of Peter B. Silverman

27.	CONCLUDING PROVISIONS

27.1.

The Developer guarantees that during the construction of the Building (including the construction preparation) no infringement will be made of any intellectual property rights of third parties, including patent rights and copyrights. The Developer indemnifies the Client against all claims by third parties for compensation of damage and costs in this respect.

27.2.

This Development Agreement constitutes the entire agreement between the Parties in respect of the construction of the Building. This Development Agreement will supersede and end any and all previous oral and written agreements between Parties, and none of the Parties will have any right or remedy vis-à-vis any of the other Parties as a result of, or in connection with, any such previous agreements, unless provided otherwise herein. This Article 27.2 does not alter the fact that the LOI will not end until the Genmab Lease and the Merus Lease have been signed and the Deed Establishing Ground Lease Conditions has been executed.

27.3.

None of the Parties is entitled to transfer (a part of) their rights and obligations on the basis of this Development Agreement to a third party without prior permission in writing from the other Party. No permission is required if the Developer wishes to transfer this Development Agreement to an another company within the group of Developer with Kadans Holding B.V. as parent company. The Developer is obliged to promptly notify the Client in writing of such transfer.

For the avoidance of doubt, a direct or indirect change in Genmab’s or Merus’ control, or any other change in its organization, including its own corporate structure does not qualify as a transfer within the meaning of this Article and therefore no permission is required from the Developer for such changes.

27.4.	If any provisions of this Development Agreement, or of any of the appendices, should prove

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unenforceable, the remaining provisions of this Development Agreement and the Appendices forming part thereof will remain in full effect between Parties. Parties undertake to replace the provisions having no binding effect by such provisions that are indeed binding and that will derogate as little as possible - having regard to the meaning and effect of this Development Agreement - from the provisions having no binding effect.

27.5.	If any provisions of this Development Agreement are in conflict with any provisions of the Appendices, the provision(s) of this Development Agreement will prevail.

27.6.

The provisions of this Development Agreement that by their nature are intended to survive, and do survive, termination of this Development Agreement will remain valid after termination of this Development Agreement.

27.7.

No lack of or delay in enforcement of any right by a Party in the event of non-performance of an obligation by the other Party will be construed as a waiver of that right or any other right under this Development Agreement, unless expressly provided otherwise herein.

27.8.	Any amendments to this Development Agreement will be valid only if mutually agreed in writing by Parties.

27.9.	The General Extension of Time Limits Act applies to this Development Agreement.

27.10.	The law of the Netherlands applies to this Development Agreement.

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Drawn up and signed in triplicate on 19 July 2019

Merus N.V.

/s/ T. Logtenberg
By: T. Logtenberg

Title: President, Chief Executive Officer & Principal Financial

Officer

Date: 19/07/2019

Genmab B.V.

/s/ J.G.J. van de Winkel
By: J.G.J. van de Winkel
Title: President & CEO Date: 19/07/2019
Kadans Science Partner XIII B.V.

/s/ M.G. T. Leemhuis
By: M.G.T. Leemhuis
Title: CEO Date: 19/07/2019

Kadans Science Partner XIII B.V.

/s/ Chiel van Digen
By: C.V. Digen
Title: Comm. Director Date: 19/07/2019

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APPENDIX 1 - DEVELOPMENT AGREEMENT

DEFINITIONS

Application for the Environmental Permit	The environmental permit for the construction activity with regard to the Building to be applied for by the Developer.
Deed Establishing Ground Lease Conditions	Model deed of establishing ground lease conditions with a depending right of superficies UU from Hermans Schuttevaer notarissen (ref: ML/VBO 20 September 2013.4, dos: 2013.0121.01 / 2013.0510.
General Spaces

All other spaces described in the SoR (not being the Merus Leased Space and the Genmab Leased Space and the Not Leased Spaces), consisting of (but not limited to) an auditorium, meeting rooms, a restaurant, a ‘science’ cafe, a distribution area, First Aid area, reception area / atrium, parking facilities for bicycles with lockers and showers and parking facilities for cars.

Article	An article of this Development Agreement.
Basic Documents	The documents as mentioned in Article 2.2 (1) up to and including (11).
Genmab Fit-Out Package Contract Documents

The contract documents to be drawn up by and at the expense of Genmab on (insofar as possible) at Standard Building Documents for Residential and Commercial Property (Dutch STABU) level and accompanying drawings of the Genmab Fit-Out Package.

Merus Fit-Out Package Contract Documents

The contract documents to be drawn up by and at the expense of Merus on (insofar as possible) at Standard Building Documents for Residential and Commercial Property (Dutch STABU) level and accompanying drawings of the Merus Fit-Out Package.

Appendix/Appendices	Appendix/Appendices to this Development Agreement.
CAR Insurance	The contractors all risks insurance for the purpose of the Building.
Construction Start Date	The date set out in the Planning on which the Developer must commence with the

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construction of the Building, under the conditions as set out in Article 9.1.
Definitive Design

The definitive design of the Building with technical description, excluding the Merus Fit-Out Package and the Genmab Fit-Out Package, to be produced by the Developer on the basis of the Preliminary Design.

List Showing Itemised Responsibilities	The list showing itemised responsibilities dated 20 December 2018.
Phase Document

The performance document to be prepared by the Developer and to be provided to the Client, which makes it transparent which requirements from the Basic Documents are, and which relevant requirements from the Basic Documents are not, met by approval of the relevant Design Document (including explanation).

Building

The multitenant business building named The Accelerator to be completed by the Developer in shell plus condition, which consists in the main features of: (a) the Genmab Leased Space, (b) the Merus Leased Space, (c) Not Leased Spaces and (d) General Spaces, to be constructed on the Plot.

Genmab Leased Space

The business space within the Building for exclusive use by Genmab, to be increased by a proportional number of square metres for Genmab’s share in the General Spaces, with the exception of the auditorium, the meeting rooms, and the science cafe.

Merus Leased Space

The business space within the Building for exclusive use by Merus, to be increased by a proportional number of square metres for Merus’ share in the General Spaces, with the exception of the auditorium, the meeting rooms, and the science cafe.

Genmab	Genmab B.V.
Leases	The Genmab Lease and the Merus Lease.
Genmab Lease	The lease concluded by the Developer and Genmab with regard to the Genmab Leased Space dated 19 July 2019.

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Merus Lease	The lease concluded by the Developer and Merus with regard to the Merus Leased Space dated 19 July 2019.
Genmab Fit-Out Package

The movable and/or immovable property to be affixed on the basis of the Genmab Fit-Out Package Contract Documents, whether or not by third parties or by the Developer, on or in the Genmab Leased Space at Genmab’s expense, which are not included in the Genmab Leased Space.

Merus Fit-Out Package

The movable and/or immovable property to be affixed on the basis of the Merus Fit-Out Package Contract Documents, whether or not by third parties or by the Developer, on or in the Merus Leased Space at Merus’ expense, which may (subsequently be agreed to) be included in the Merus Leased Space.

Plot	The location that is locally known as Uppsalalaan in Utrecht, recorded in the land register as municipality of Utrecht, section N, number 1739.
Vicarious Tax Liability Scheme

Any form of vicarious tax liability and recipients’ liability pursuant to the Collection of State Taxes Act 1990 (as set forth in Articles 34 and 35, the Liability of Recipients, Subcontractors and Clients Implementing Regulations 2004, and the Collection Guidelines 2008).

LOI	The letter of intent concluded between the Developer and the Client dated 2 April 2019.
Long Stop Date	6 (six) months after the Final Completion Date.
Merus	Merus N.V.
Environmental Notification	The environmental notification as referred to in Article 8.6.
Not Leased Spaces	The spaces in the Building that the lessor has designated for third parties, not being Genmab or Merus.
Irrevocable Environmental Permit	An environmental permit issued for the construction of the Building for the construction

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activity that has acquired irrevocable legal effect because:

a. no remedies at law have been used against this within the period set out; or as the case may be

b. an irrevocable decision has been made against the remedies at law instituted within the period and the environmental permit has been upheld in an unaltered manner.

Design Documents	The Preliminary Design and/or the Definitive Design.
Design Phase

The phase during which inter alia the Design Documents are produced and approved and during which the permits, exemptions, discharges, approvals and decisions required for the construction of the Building are applied for and irrevocably acquired.

Developer	Kadans Science Partner XIII B.V.
Development Agreement	The present development agreement between Parties.
Client	Merus and Genmab.
Completion

The completion and actually making available of the Building to the Client in accordance with the completion procedure agreed in Article 10. The Building will, in principle, be completed including the Genmab Fit-Out Package and the Merus Fit-Out Package.

Force Majeure

Force majeure as referred to in Article 75 Book 6 of the Civil Code. Inter alia the insolvency or moratorium of (sub)contractors, suppliers and other parties involved in the design, the development and the construction of the Building and/or a shortfall of or late delivery by suppliers will in any event not be classified as force majeure and will be at the Developer’s expense and risk.

Party	The Client or the Developer.
Parties	The Client and the Developer.

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Planning	The planning as attached to the Development Agreement as Appendix 4.
Project Group	The project group as referred to in Article 19.
SoR	The Accelerator schedule of requirements dated 20 December 2018.
Merus SoR	The schedule of requirements for Merus fit-out dated 20 December 2018.
Preconditions	The preconditions dated 29 June 2018.
Regulations

Every applicable provision that is set out in a statutory provision, including laws in a formal sense, delegated legislation and provisions of international law or EU law, or in another universally applicable regulation, or in a permit or a decision of any government agency, at national or supranational level, also including the fire service, an administrative body or supervisory authority, which are binding for the Developer.

UU Traffic Lights List	The traffic lights list dated 25 June 2019.
Steering group	The steering group as referred to in Article 19.
Final Completion Date	5 April 2022, or such earlier date as may be agreed between Parties in the event that the Building is completed without the Merus Fit-Out Package and/or the Genmab Fit-Out Package.
Starting Points	The Starting Points described in Article 2 that the Developer will observe during the design, the development and construction of the Building.
Implementation Phase	The phase during which inter alia the construction work will be prepared and the construction of the Building takes place.
Preliminary Design	The preliminary design of the Building, excluding the Genmab Fit-Out Package and the Merus Fit-Out Package, to be produced by the Developer on the basis of the Basic Documents.

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